Heilongjiang Lanxi Sunrise Linen Textile Industry Co., Ltd.

Lanxi Tianqianfang Linen Co., Ltd.

Fixed Asset Lease Agreement

Lanxi County, Heilongjiang, China

July 1, 2010

Signatory parties to this Agreement:

Party A ("Lessor"):	Lanxi Tianqianfang Linen Co., Ltd
Address:	Group 39 of the Fourth Neighborhood, Chengdong Street,
Lanxi County
Legal Representative:	FU Lijie

Party B ("Lessee"):	Heilongjiang Lanxi Sunrise Linen Textile Industry Co., Ltd.
Address:	Chengdong Street, Lanxi County, Heilongjiang
Legal Representative:	GAO Ren

Pursuant to the relevant provisions of the "People's Republic of China Contract Law," Party A and Party B have reached consensus after full discussion and, on the basis of equality, voluntariness, fairness and trust, have entered into this agreement in connection with the matter of Party B leasing production facilities and equipment from Party A:

Article 1    Basic Facts Relevant to This Agreement

1.1           Party A is a valid and existing limited liability company incorporated in accordance with the People's Republic of China law and registered with Heilongjiang Lanxi Administration of Industry and Commerce.  It has registered capital of RMB 10,000,000.00 and holds Enterprise Business Person Operation Permit (No. 232325100007352) with linen and linen products processing and sales, and merchandise import/export as its scope of operation; the period of operation starts on August 10, 2006 and ends on August 9, 2026.

1.2            Party B is a legally valid and existing limited liability company incorporated in accordance with the People's Republic of China law and registered with Heilongjiang Suihua City Administration of Industry and Commerce.  It has registered capital of RMB 6,000,000.00  and holds Enterprise Business Person Operation Permit (No. 2232325100000046) with production of linen yarn, linen fiber and linen products and technology development and consulting as its scope of operation; the period of operation starts on June 11, 2002 and ends on June 10, 2014.

1.3           Based on the need of its business development, Party B intends to acquire Party A and eventually become the sole holder of all the equity in Party A through the means of purchasing all the equity interest from Party A's current shareholders.  For that purpose, Party B  entered into "Company Acquisition Intent Agreement" with Party A and its relevant shareholders on April 26, 2010, and pursuant to the said agreement, Party B has completed its financial and legal due diligence investigation of  Party A.  The due diligence investigation has not uncovered any pledge, proceedings, unsubstantiated assets and material business risk that have not been disclosed and that could have materially affected the proposed equity acquisition.

1.4           In consideration of Party B's current operation need, the two parties agree: subject to the final approval of this agreement by each party's respective board, Party B will lease from Party A production facilities and equipment that Party A legally owns pursuant to the provisions of this agreement, and the two parties will, in full consideration of Party B's current operational need, financing arrangement and matters acknowledged by both, follow the basic model of "Lease First, Acquire Later" in order to realize the final objective of Party B becoming the sold owner of all the equity interest in Party A as contemplated in the "Company Acquisition Intent Agreement" between Party A, Party A's relevant shareholders and Party B.

1.5           This agreement is the preliminary substantive part of Party B's acquisition of Party A.  During the period of Party B's leasing production facilities and equipment from Party B, the "Company Acquisition Intent Agreement" between the two parties shall remain valid; and Party B shall have the right of first refusal during the effective period hereof and within 6 months after the expiration of the lease period hereof.

Article 2    Object of Lease and Its Condition

2.1           The object of the lease ("TOL") contemplated herein between Party A and Party B is all of the fixed assets (including but not limited to all the real estate properties, production facilities and equipment and supporting facilities that Party A legally owns currently) that Party A currently legally owns.

2.2           The real estate property that Party A is to lease to Party B is situated in Group 39 of the Fourth Neighborhood; the said property has total construction area of 7,119.52 meter2 (see Attachment 1 for all the certificates for this property) and its original design purpose is industrial use.

2.3           Party A as the holder of the ownership right to this property holds its ownership certificates (certificates numbers: 2010-00774, 2010-00775, 2010-00776 and 2010-00777); as of the effective date of this agreement, there is no pledge or warranty of any kind attached to it.

2.4           The names, model, specification and quantity of equipment to be leased out by Party A are listed in a table, which is attached as Attachment 2.

Article 3    Purpose of Lease

3.1           Party A has already inspected Party B's business permit, relevant production and operation certificates or the scope of operations in which Party B has proposed to be engaged.  Party B promises to Party A that Party B will use TOL it leases strictly for activities within the approved scope of operations and for the purpose it is designed for and engage in the production of linen and linen products and the operation of linen product processing.

3.2           Party B warrants that, during the term of the lease, Party B will not change the nature of use originally planned and designed for TOL to use it in the production and operation of products other than stipulated in 3.1 above without obtaining prior written consent from Party A or without obtaining approval from production safety regulatory authorities and fire departments in accordance with the rules.

Article 4    Date of Hand-over and Term of the Lease

4.1           Party A and Party B agree that Party A will hand over to Party B TOL within 6 days after this agreement becomes effective.  At the time of hand-over, Party A and Party B will each appoint three representatives to jointly perform hand-over procedures and sign a "Hand-over Schedule", which is attached as Attachment 3 hereto.

4.2           The term of the lease is 1 year, starting from the effective date of this agreement till June 30, 2011.

4.3           During the term of this lease agreement, this agreement is automatically terminated if Party A and its shareholders and Party B execute "Equity Acquisition Agreement," and the remaining rent must be returned by Party A in one lump sum to Party B within 3 days upon such termination of this agreement.

4.4           Upon expiration of the lease, Party B must hand back TOL according to the schedule.  If Party B needs to extend the lease, Party B must submit written request for renewal of the lease 2 months prior to the expiration of the lease and, upon Party A's consent, enter into a separate lease contract between the two parties.

Article 5    Lease Rent, Payment and Restriction

5.1           Party A and Party B agree that the rent for TOL is ¥2.49 million per year.

5.2           The annual rent payment cycle is every 6 month, i.e., within 3 days of the agreement's effectuation and the completion of the hand-over procedures, Party B must make a one-time payment for 6-month's rent by wire transfer or in cash and make the payment another one-time payment for next 6-month's rent 10 days before the end of the first 6-month of the term.

Article 6    Party A's Staff Arrangement and Settlement of Expenses

6.1           During the term of the lease, Party B will keep all of Party A's staff in the front production line and in the supporting logistics positions in the original posts and pay them the salary at the rate of the average of their respective 12-month's salary but their labor relationship with Party A remain unchanged.

6.2           Party A's staff mentioned above must follow Party B's operation management, abide by the labor disciplines, and Party A must assist Party B with personnel management.  Party B has the right to decide whether to retain those of Party A's staff that do not follow operation management in consideration of their performance at work.

6.3           Prior to the effective date of this agreement, Party A is responsible for the expenses arising from TOL such as electricity, water, gas, communication, equipment, property management expenses, and must pay them on time.

6.4           During the term of the lease, Party B is responsible for the expenses arising from TOL such as electricity, water, gas, communication, equipment, property management expenses, and must pay them on time.

Article 7    Requirements for the Use of the Object of the Lease

7.1           Party B must use TOL in the reasonable manner according to the purpose of use for TOL stipulated herein and ensure the strict compliance with the requirements of the law, statutes, regulations and operation rules related to operation safety during the course of its use.

7.2           Party A and Party B agree that, during the term of the lease, Party A must keep reasonable maintenance, at its own expense, of the buildings and their supporting structures included in TOL to ensure that Party B can use them in the normal manner during the term of the lease;  during the term of the lease, Party B must  keep reasonable maintenance at, its own expense, of the equipment and facilities included in TOL.  But Party A is responsible for the repair, at its cost, of the equipment and facilities that are worn out or experience breakdown due to inherent reasons during the normal course of their use.  Party A must perform the said repair within 2 days after receiving notice from Party B.  If the repair is past due, Party B may  perform repair on its behalf and provide report on the scope of repair and cost receipts promptly to Party A after the repair is done.

7.3           During the term of the lease, Party B must make reasonable use and take good care of the said factory buildings and related facilities and equipment.  If they suffer damage or breakdown due to Party B's improper use or unreasonable use, Party B must be responsible for the repair cost.

7.4           During the term of the lease, Party B must provide assistance at the time when Party A conducts inspection on  the said factory buildings.  Party A has the right to notify Party B in writing if Party A find potential safety risk in Party B's operation and demand Party B to take corrective actions.

7.5           During the term of the lease, Party B must obtain Party A's prior written consent before Party B can add any special equipment, remodel, change production technique of or reconstruct any relevant facilities and equipment.  If any action requires approval from competent authorities according to the rules, Party A must file with the competent authorities for approval first before any of the said actions can be taken.

Article 8    Condition of the Object of the Lease at Its Return

8.1           Except when Party A consents to the renewal of the lease, Party B must return TOL within 6 business days upon the termination of this agreement.  At that time, Party A and Party B will each appoint 3 representatives to jointly perform handover procedures and Party B must settle the fees and expenses for which Party B is responsible.

8.2           Upon termination of this agreement, Party B must hand back TOL in the condition that meets the requirements for normal use.

Article 9    Sublease and Transfer

9.1           During the term of the lease, Party B may sublease TOL to other parties after obtaining written consent from Party A.

9.2           During the term of the lease, Party A cannot transfer any part of TOL specified in this agreement.

Article 10    Conditions for Dissolution of this Agreement

10.1           Party A and Party B agree that, during the term of the lease, this agreement is automatically terminated, without each party having any liability to the other, upon the occurrence of any of the following:

10.1.1    The land use right to the land occupied by the factory buildings included in POL is reclaimed in accordance with the law.

10.1.2    The factory buildings included in POL is expropriated in accordance with the law for public social benefits.

10.1.3    The factory buildings included in POL is listed in the group of buildings that may be torn down or relocated in accordance with the law due to urban construction needs.

10.1.4    The factory buildings included in POL is destroyed or lost as a result of irresistible force.

10.2           Party A and Party B agree that, during the term of the lease, one party may notify the other in writing to dissolve this agreement upon the occurrence of any of the following.  The party in breach of this agreement must make a payment for breach damage to the other party in the amount equal to 30% of the annual rent; if the party in breach causes loss to the other party and the breach damage is insufficient to compensate for the loss, it must also compensate for the difference between such loss and the breach damage.

10.2.1    Party A fails to hand over TOL on time and still fails to hand over within 5 days after Party B's demand notice.

10.2.2    TOL handed over by Party A poses risk to operation safety or has defects that may be potential fire hazards.

10.2.3    Party A finds that Party B does not make normal, reasonable use of TOL or its use poses risk to operation safety and, after being notified and demanded for corrective measures, Party B refuses to take actions or its actions are ineffective.

10.2.4    Party B changes the nature of use designed for the said factory buildings without authorization, before obtaining written consent from Party A and/or approval from relevant authorities, to engage in operation and production activities for products other than specified in this agreement.

10.2.5    Party B adds or remodels any special equipment, or produces, is the operation of, transports, stores and uses, hazardous material without obtaining prior written consent from Party A or the approval from operation safety authorities or fire departments.

Article 11    Breach Liability

11.1 This agreement must be performed completely by both parties in the spirit of honesty and trust-worthiness.  Any failure to perform this obligations herein by any party that result in the inability to exercise the rights hereunder by the other party constitutes an act of breach; other than the circumstances provided herein under which neither party bears any liability for breach, the party in breach must bear the breach liability toward the other.

11.2           If the party in breach causes loss to the other party, the party in breach must compensate the other party for the loss caused by its breach, and such compensation for loss must include the economic benefits that would have been received had this agreement been performed normally.

Article 12    Resolution of Conflict

12.1           This agreement is governed by the laws and statutes of People's Republic of China.

12.2           Any dispute arising from the course of performing by agreement by Party A and Party B must be settled by consultation; if such consultation fails, either of the two parties may resort to litigation for resolution in accordance with the relevant provisions of "People's Republic of China Contract Law" and "People's Republic of China Civil Litigation Law."

Article 13    Notices

13.1           Party A's name for communication: Lanxi Tianqianfang Linen Co., Ltd
    Address: Group 39 of the Fourth Neighborhood, Chengdong Street, Lanxi County, 151500
    Legal Representative: FU Lijie

13.2           Heilongjiang Lanxi Sunrise Linen Textile Industry Co., Ltd.
    Address: Chengdong Street, Lanxi County,  Heilongjiang 151500
    Legal Representative: GAO Ren

Article 14    Other Provisions

14.1           The understanding and interpretation of this agreement must be done within the scope of its purpose and its original meaning; the headings herein are provided for convenience of reference only and should in no way interfere with the interpretation of this agreement.

14.2           This agreement becomes established after it is signed by the respective legal representatives or authorized agents of both parties and is imprinted with the seals of its respective legal person.

14.3           This agreement becomes effective when it is approved by both the resolution of Party A's shareholders assembly and by the resolution of Party B's board of directors; such resolutions must be attached hereto as Attachment 4.

14.4           Other matters not covered herein will be stipulated separately in a supplemental agreement upon consultation between the two parties; such supplemental agreement and all attachments are the inseparable part hereof.

14.5           At the time of signing this agreement, both Party A and Party B fully understand their respective rights, obligations and responsibilities and the execution of this agreement is an expression of each other's true intent; both Party A and Party B are willing to strictly perform the agreement in accordance with the provisions herein.

14.6           This agreement is in quadruplicates with 2 to each party and all have the equal effect.

Below is the signature space for the parties hereto:

Party A (seal): Lanxi Tianqianfang Linen Co., Ltd (seal)
Legal Representative (signature): FU Lijie (signature)
Authorized Representative: (signature):

July 1, 2010

Party A (seal): Heilongjiang Lanxi Sunrise Linen Textile Industry Co., Ltd. (seal)
Legal Representative (signature): GAO Ren (signature)
Authorized Representative: (signature):

July 1, 2010